Logistic Properties of the Americas Partners with EPICO to Unlock Private Capital for Investment in Strategic Logistics Real Estate Projects in Central America

SAN JOSE, Costa Rica – May 22, 2025 - Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”) announced today a strategic partnership with EPICO, a Costa Rica-based firm specializing in raising and mobilizing private capital in Central America for regional real estate investments. Through this collaboration, LPA aims to accelerate private capital inflows into logistics real estate projects, to expedite the development and acquisition of state-of-the-art warehouses, distribution centers, and logistic facilities across high-growth corridors throughout Central America.

“We’re excited to partner with EPICO to expand our financial capacity, increase our reach and support our growth in the region,” said Esteban Saldarriaga, CEO of LPA. “As demand for institutional-grade logistics facilities continues to surge in our target markets, this partnership allows us to scale faster, and more strategically in Central America.”

EPICO brings to the table a strong network of Central American investors actively seeking high-quality logistics real estate opportunities. With their extensive private market expertise in the region and a practical approach to structuring capital strategies, EPICO will help us develop investment vehicles aligned with investor priorities.

“Partnering with LPA allows us to direct more private capital into the foundation of regional growth—logistics real estate that boosts trade connectivity, bolsters supply chain resilience, and promotes sustainable economic development,” said Alberto Sauter, CEO of EPICO. “There is a significant interest among local investors for projects that offer strong long-term financial returns while also generating positive, lasting impacts on local communities, goals that are hallmarks of LPA’s mission.”

As part of this new collaboration, Investment initiatives are already in progress with a pipeline of real estate projects actively being evaluated in Costa Rica.

About Epico

EPICO is a Costa Rica-based investment platform that facilitates local and regional investment in premium real estate developments and acquisitions of world-class real estate across Central America. We partner with the region’s leading developers to deliver institutional-grade assets that meet the evolving needs of modern commerce. With deep market knowledge, trusted relationships, and a focus on long-term value creation, EPICO transforms capital into real estate that powers regional growth.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies, among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2025, LPA’s operating and development portfolio was comprised of 33 logistics facilities in Costa Rica, Colombia and Peru totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com